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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 27

                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)
                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   422206102

                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person filing the statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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     This Amendment No. 27 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.




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        ITEM 8.         ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:



        On July 30, 1997, the Board of Directors of Healthdyne approved an amendment to its By-Laws, a copy of which is attached hereto as Exhibit 79.

        On July 30, 1997, Healthdyne issued a press release, a copy of which is attached hereto as Exhibit 80.



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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
  EXHIBIT 79 --     Amendment to By-Laws of Healthdyne Technologies, Inc.

  EXHIBIT 80 --     Press release issued by Healthdyne on July 30, 1997.

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By:      /s/ Leslie R. Jones
                                            ------------------------------------
                                            Name: Leslie R. Jones
                                            Title: Vice President, General
                                            Counsel and Secretary




Dated: July 30, 1997


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                                                                     EXHIBIT 79


REVISED SECTION 2 OF ARTICLE III OF BY-LAWS

        Section 2. President. The President shall be the chief operating officer of the Corporation and shall be in charge of the day-to-day affairs of the Corporation, subject to the direction of the Board of Directors. The President or the Chairman of the Board of Directors shall preside at all meetings of the shareholders.
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                                                                      EXHIBIT 80





HEALTHDYNE TECHNOLOGIES                               M. Wayne Boylston
ANNOUNCES APPARENT                              -----------------------------
RE-ELECTION OF BOARD'S NOMINEES                 CONTACT

                                                      July 30, 1997
                                                -----------------------------
                                                RELEASE DATE

                                                         (770) 499-1212
                                                -----------------------------
                                                PHONE


FOR IMMEDIATE RELEASE


        Marietta, Georgia, July 30, 1997 -- Healthdyne Technologies, Inc. (NASDAQ:HDTC) announced today that, based on the proxies voted in favor of management's slate of directors, it appears that shareholders have re-elected the Company's nominees to the board of Directors. Healthdyne Technologies said that proxies solicited by both Healthdyne and Invacare Corporation have been turned over to the independent inspectors of election for formal tabulation. The Company also said it appears that Invacare's shareholder proposals were adopted.

       "We are grateful that shareholders have shown support for the Company's nominees and recognized that Invacare's proposal for a split-Board and "fire sale" of the Company would have only produced deadlock, controversy, delay and expense and would have been detrimental to the Company and its shareholders," said Mr. Parker H. Petit, Chairman of the Board.

        "In the event that it is confirmed that the Company's nominees were re-elected to the Board, Healthdyne will continue our previously announced process of having discussions with third parties and seeking other alternatives to increasing shareholder value," said Mr. Petit.

        Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk for SIDS, and products for asthma management.



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        This press release contains foward-looking statements that involve risks and uncertainties, including developments in the healthcare industry, development and introduction of new products on a timely basis, favorable resolution of intellectual property matters, third-party reimbursement policies and practices and regulatory requirements affecting the approval and sale of medical devices, as well as other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission, including its Reports on Form 10-K, 8-K and 10-Q.

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